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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               (Amendment No. 2)

                               ----------------

                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                           Howmet International Inc.
                           (Name of Subject Company)

                           Howmet International Inc.
                       (Name of Person Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   443208 103
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Roland A. Paul, Esq.
                       Vice President and General Counsel
                           Howmet International Inc.
                               475 Steamboat Road
                       Greenwich, Connecticut 06836-1960
                                 (203) 661-4600

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   On Behalf of the Person Filing Statement)

                                With Copies to:

    J. David Kirkland, Jr., Esq.                Eric S. Robinson, Esq.
         Baker Botts L.L.P.                 Wachtell, Lipton, Rosen & Katz
   One Shell Plaza, 910 Louisiana                51 West 52nd Street
        Houston, Texas 77002                   New York, New York 10019
           (713) 229-1101                           (212) 403-1000

                               ----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

  Howmet International Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated May 1, 2000 (as amended and supplemented, the "Schedule 14D-9") filed by the Company with the Securities and Exchange Commission, relating to the tender offer commenced on April 18, 2000 by HMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Alcoa Inc. ("Alcoa"), a Pennsylvania corporation. This amendment constitutes Amendment No. 2 to the Schedule 14D-9. All capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 14D-9.

  The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

Item 2. Identity and Background of Filing Person.

  Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

    On June 2, 2000, the Company, the Purchaser and Alcoa entered into an Agreement and Plan of Merger, dated as of June 2, 2000 (the "Merger Agreement"), a copy of which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference. Pursuant to the Merger Agreement, Alcoa and the Purchaser have amended and supplemented the Purchaser's Offer to Purchase dated April 18, 2000 (the "Original Offer to Purchase"), which related to the tender offer by the Purchaser to purchase all the outstanding Shares at a purchase price of $20.00 per Share, net to the seller in cash, without interest (the "Original Offer Price"), upon the terms and subject to the conditions set forth in the Original Offer to Purchase and the related Letter of Transmittal (collectively, the "Original Offer"). Pursuant to Supplement No. 1 dated June 5, 2000 to the Original Offer to Purchase (the "Supplement"), and the revised Letter of Transmittal, the Purchaser has amended the Original Offer (i) to increase the purchase price to $21.00 per Share, net to the seller in cash, without interest (the "Revised Offer Price"), (ii) to modify the conditions to the Original Offer to provide for only those conditions or events set forth in Annex A to the Merger Agreement and (iii) to make such other amendments as are required to conform the Original Offer to the terms set forth in the Merger Agreement (as so amended and supplemented, the "Revised Offer").

    The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as promptly as practicable following completion of the Revised Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Alcoa shall cause the merger of the Purchaser with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger, in which each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Purchaser or any subsidiary of Alcoa or the Purchaser, or as to which the holder has validly perfected dissenters' rights under the
  DGCL) would be converted into the right to receive $21.00 in cash, without interest. The Revised Offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the Revised Offer not less than a majority of the outstanding Shares held by stockholders of the Company other than Cordant Technologies Holding Company, a Delaware corporation and wholly owned indirect subsidiary of Alcoa ("Holding"), or the Purchaser (the "Minimum Tender Condition").

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph captioned "Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers" and by adding the following thereto:

    The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Revised Offer contained in Sections 6 and 7, respectively, of the Supplement, which is being mailed to stockholders herewith, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

    Effects of the Revised Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers. Pursuant to the Merger Agreement, each option to purchase Shares issued pursuant to the Company's Amended and Restated 1997 Stock Awards Plan (such plan, the "Company Stock Option Plan," and each option issued thereunder, an "Employee Stock Option") shall become exercisable immediately prior to the effective time of the Merger (the "Effective Time"), as permitted pursuant to the terms and conditions of the Company Stock Option Plan. The Company shall offer to each holder of an Employee Stock Option that is outstanding immediately prior to the Effective Time (whether or not then presently exercisable or vested) to cancel such Employee Stock Option in exchange for an amount in cash equal to the product of (x) the difference between the Revised Offer Price and the per Share exercise price of such Employee Stock Option and (y) the number of Shares covered by such Employee Stock Option. All payments in respect of such Employee Stock Options will be made as promptly as practicable after the Effective Time, subject to the collection of all applicable withholding taxes required by law to be collected by the Company. Each Employee Stock Option, the holder of which does not accept such offer, that remains outstanding immediately before the Effective Time will be assumed by Alcoa and converted, effective as of the Effective Time, into a vested option with respect to that number (the "New Share Number") of shares of common stock, par value $1.00 per share, of Alcoa ("Alcoa Common Stock") that equals the number of Shares subject to such Employee Stock Option immediately before the Effective Time, times an amount equal to the Revised Offer Price divided by the Alcoa Share Value (as defined below), rounded to the nearest whole number, with a per-share exercise price equal to the aggregate exercise price of such option immediately before the Effective Time, divided by the New Share Number, rounded to the nearest whole cent; provided that in the case of any such option that was granted as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and did not cease to qualify as such as a result of any acceleration of vesting provided for above or otherwise, the number of shares will be rounded down to the nearest whole number to determine the New Share Number, and the new per-share exercise price will be determined by rounding up to the nearest whole cent. The "Alcoa Share Value" means the average of the daily high and low trading prices of the Alcoa Common Stock on the New York Stock Exchange on each trading day during the period of 30 days ending the second trading day prior to the Effective Time. In addition, as of the Effective Time, each of the agreements entered into in 1996 between the Company and certain key management employees of the Company or one of the Company's subsidiaries, as amended in connection with the initial public offering of Shares in 1997 ("SAR Agreements"), providing for the issuance of stock appreciation rights with respect to Shares (a "SAR"), will be amended such that the per-share Appreciated Value (as defined in such SAR Agreements) will equal the excess of $15 over the Base Value (as defined in such SAR Agreements), the purchase of Shares in the Revised Offer will constitute an "Acceleration Event" for purposes of the SARs, and each SAR outstanding as of the purchase of Shares in the Revised Offer will become 100% vested and will be payable in three equal installments (with interest) as provided in the SAR Agreements.

Item 4. The Solicitation or Recommendation.

  Item 4(a) of the Schedule 14D-9 is hereby retitled and restated to read in its entirety as follows:

    (a) Recommendation of the Independent Directors Committee and the Board of Directors of the Company.

    On June 1, 2000, the Independent Directors Committee (the "Independent Directors Committee") of the Board of Directors of the Company (the "Company Board") unanimously determined that the terms of the Revised Offer and the Merger are fair to and in the best interests of the Public Stockholders and approved, and recommended that the Company Board approve, the Merger Agreement (including all terms and conditions set forth therein) and the transactions contemplated thereby, including the Revised Offer and the Merger.

    At a meeting held on June 1, 2000, at which all directors were present other than Mr. Richard L. Corbin, who was traveling, the Company Board considered the recommendation of the Independent Directors Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and fair to and in the best interests of the Public

  Stockholders, and approved and authorized the Merger Agreement and the Merger. Accordingly, the Company Board, by a unanimous vote of all directors present, recommends that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer.

    A copy of a letter to stockholders of the Company communicating the recommendations of the Independent Directors Committee and the Company Board is filed as Exhibit (a)(4) hereto and is incorporated herein by reference.

  Item (4)(b)(i) of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

    On May 1, 2000, the Company announced that the Independent Directors Committee had determined that the Original Offer was inadequate and not in the best interests of the Public Stockholders and had recommended that the Public Stockholders reject the Original Offer and not tender their Shares pursuant to the Original Offer. The Company filed the original Schedule 14D-9 with respect to such recommendation.

    On May 16, 2000, Alcoa announced that it had extended the Original Offer to May 19, 2000. Alcoa had previously announced that it had extended the Cordant Offer to that date. Alcoa also announced that, as of the close of business on May 15, 2000, the number of Shares that had been validly tendered was 800,407, including guaranteed deliveries.

    On May 22, 2000, Alcoa announced the completion of the Cordant Offer. Alcoa also announced that it had extended the Original Offer to June 2, 2000 and stated that it would not extend the Original Offer beyond that date. In addition, Alcoa announced that, as of the close of business on May 19, 2000, the number of Shares that had been validly tendered was 1,098,100, including guaranteed deliveries.

    The Independent Directors Committee met on a number of occasions in May with its legal and financial advisors to discuss the status of the Original Offer, valuation issues and negotiating strategy.

    The Independent Directors Committee and its counsel and representatives of Goldman Sachs also met on several occasions with management of the Company to discuss the Company's current business operations and financial condition and its future prospects, including management's assessment of the progress of and achievability of the Company's future financial performance set forth in the Revised Plan. As May progressed, management indicated that, primarily due to somewhat softer than expected demand in its industrial gas turbines business and continued difficulties in its Canadian aluminum operations, results for the second quarter would be lower than projected in the Revised Plan. Management also indicated that net income per share for 2000 most likely would be approximately six to eight percent lower than projected in the Revised Plan.

    Over the last few days of May, the respective advisors of the Independent Directors Committee and Alcoa discussed the possibility of reaching an agreement as to an increase in the Original Offer Price. As a result of these discussions, an agreement was reached that Alcoa would increase the offer price to $21 per Share and that the Independent Directors Committee would approve and recommend the revised offer.

    On June 1, 2000, the Independent Directors Committee met with its financial and legal advisors. At that meeting, Goldman Sachs reviewed and updated its financial analyses and rendered its oral opinion to the Independent Directors Committee, which was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the various considerations set forth in the opinion, the Revised Offer Price to be received by the holders of Shares (other than Alcoa and its affiliates) in the Revised Offer was fair from a financial point of view to such holders. After full discussion, the Independent Directors Committee unanimously determined that the terms of the Revised Offer and the Merger are fair to and in the best interests of the Public Stockholders and approved, and recommended that the Company Board approve, the Merger Agreement (including all terms and conditions set forth therein) and the transactions contemplated thereby, including the Revised Offer and the Merger.

    After that meeting, Alcoa announced that it had reached an agreement in principle with the Independent Directors Committee with respect to an increase in the offer price to $21 per Share, which agreement was subject to the execution of a definitive merger agreement and the approval of the Company Board. Alcoa accordingly increased the offer price to $21 per Share and extended the offer until Midnight, New York City time, on Wednesday, June 14, 2000. Alcoa also announced that an agreement in principle had been reached with the plaintiffs in the class action litigation described in
  Item 8 of the Schedule 14D-9 based on the increase in the offer price to $21 per Share.

    At a Company Board meeting held immediately after the Independent Directors Committee meeting, the Independent Directors Committee advised the Company Board of its determination, recommendation and the reasons for its recommendation. After full discussion, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and fair to and in the best interests of the Public Stockholders, and approved and authorized the Merger Agreement and the Merger. In addition, the Company Board, by a unanimous vote of all directors present, recommended that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer. The directors were advised that Mr. Corbin concurred in the recommendation.

    On June 2, 2000, Alcoa, the Purchaser and the Company executed the Merger Agreement, and Alcoa and the Company each issued a press release announcing such execution.

  Item 4(b)(ii) of the Schedule 14D-9 is hereby retitled and restated to read in its entirety as follows:

    (b)(ii) Reasons for the Recommendation of the Independent Directors Committee and the Company Board.

    In reaching their recommendations described above in paragraph (a) of this Item 4, the Independent Directors Committee and the Company Board considered the following material factors:

  1. Company Operations and Financial Condition. The Independent Directors Committee considered the current and historical financial condition and results of operations of the Company, as well as its prospects and strategic objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company operates. In particular, the Independent Directors Committee considered that Company management projected that, primarily due to somewhat softer than expected demand in the Company's industrial gas turbines business and continued difficulties in its Canadian aluminum operations, results for the second quarter would be lower than projected in the Revised Plan and that net income per share for 2000 most likely would be approximately six to eight percent lower than projected in the Revised Plan.

  2. Goldman Sachs Fairness Opinion. The Independent Directors Committee has received a presentation by Goldman Sachs and the oral opinion of Goldman Sachs, which was subsequently confirmed in writing, to the effect that, as of the date of the opinion and based upon and subject to the various considerations set forth in the opinion, the Revised Offer Price to be received by the holders of Shares (other than Alcoa and its affiliates) in the Revised Offer was fair from a financial point of view to such holders. The full text of the written fairness opinion of Goldman Sachs, dated June 2, 2000, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex A and is incorporated herein by reference. Public Stockholders are urged to read the opinion carefully and in its entirety.

  3. Minimum Tender Condition. The Revised Offer is conditioned upon there being tendered and not validly withdrawn a majority of the outstanding Publicly Held Company Shares. The Purchaser is not permitted to waive the Minimum Tender Condition without the consent of the Independent Directors Committee.

  4. Limited Other Conditions to Consummation. Alcoa's obligation to consummate the Revised Offer and the Merger is subject to a limited number of other conditions, with no financing condition. The Independent Directors Committee also considered the high likelihood that the Revised Offer and the Merger would be consummated promptly if the Minimum Tender Condition is satisfied.

  5. Possible Negative Effect on Trading Prices of the Common Stock If the Original Offer Expired. Alcoa had announced that it would not further extend the Original Offer. Accordingly, if an agreement to increase the Original Offer Price were not reached, either sufficient Shares would be tendered in the Original Offer to satisfy the Minimum Tender Condition, in which case Alcoa would be expected to complete the Original Offer at $20 per Share, or the Minimum Tender Condition would not be satisfied, in which case Alcoa would be expected to allow the Original Offer to expire without the purchase of Shares. The Independent Directors Committee considered the likely negative effect that Alcoa's termination of the Original Offer without purchasing any Shares could have on the trading prices for the Common Stock.

  6. Availability of Appraisal Rights. Public Stockholders who believe that the terms of the Revised Offer and the Merger are unfair have the right to seek to have an appraisal of the fair value of their Shares pursuant to Delaware law, if such stockholders do not tender their Shares in the Revised Offer and otherwise comply with Delaware law.

    The Company Board also considered the recommendation of the Independent Directors Committee and the reasons for its recommendation described above. The description set forth above of the factors considered by the Independent Directors Committee and the Company Board is not intended to be exhaustive, but summarizes the material factors considered. The members of the Independent Directors Committee and the Company Board evaluated the Revised Offer in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Independent Directors Committee and the Company Board considered in connection with their evaluation of the Revised Offer, the Independent Directors Committee and the Company Board found it impracticable to assign relative or specific weights to the foregoing factors, and, accordingly, the Independent Directors Committee and the Company Board did not do so. Individual members of the Independent Directors Committee and the Company Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

  Item (4)(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

    To the best knowledge of the Company, except as set forth below, each executive officer, director, affiliate or subsidiary of the Company who or which owns Shares presently intends to tender in the Revised Offer all Shares that they own of record or beneficially, other than Shares that contain transfer restrictions.

    Alcoa and Holding have advised the Company that they do not intend to tender or cause to be tendered in the Revised Offer any of the Shares owned by Holding. The Revised Offer is not conditioned upon the tender of any Shares owned by Holding but is conditioned upon the tender of a majority of the Publicly Held Company Shares.

Item 8. Additional Information.

  Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

    On June 1, 2000, the parties to the Consolidated Action agreed in principle to a settlement of the Consolidated Action on the basis of the increased consideration being offered in the Revised Offer. The settlement is contingent on, among other things, confirmatory discovery, execution of definitive settlement documentation and court approval.

Item 9. Material to be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

 Exhibit
   No.                                Description
 -------                              -----------
 (a)(4)  Letter to stockholders of the Company dated June 5, 2000.*
         Opinion of Goldman, Sachs & Co. dated June 2, 2000 (included as Annex
 (a)(5)  A hereto).*
 (a)(6)  Sections 6 and 7 of the Supplement (incorporated by reference to
         Exhibit (a)(13) to Amendment No. 5 to the Tender Offer Statement on
         Schedule TO filed by Alcoa and the Purchaser on June 5, 2000).
 (e)(4)  Agreement and Plan of Merger, dated as of June 2, 2000, among Alcoa, the Purchaser and the Company.

--------
* Included in material mailed to stockholders.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2000

                                          HOWMET INTERNATIONAL INC.

                                          By:    /s/ Roland A. Paul
                                            -----------------------------------
                                             Name: Roland A. Paul
                                             Title: Vice President and General
                                             Counsel

                                                                        Annex A

                          [Letterhead Goldman Sachs]



June 2, 2000

Independent Directors Committee of the Board of Directors
Howmet International Inc.
475 Steamboat Road
Greenwich, CT 06830

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders (other than Alcoa, Inc. ("Parent") and its affiliates) of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Howmet International Inc. (the "Company") of the $21.00 per Share in cash to be received by such holders in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 2, 2000, among Parent, HMI Acquisition Corp. ("Purchaser") and the Company (the "Agreement"). The Agreement provides for a cash tender offer (the "Tender Offer") to acquire all of the Shares (other than Shares already owned by Parent's affiliate, Cordant Technologies Holding Company) pursuant to which Purchaser will pay $21.00 per Share, net to the seller in cash, for each Share accepted. Purchaser is a wholly-owned subsidiary of Parent, which currently indirectly owns a majority of the Shares. The Agreement further provides that following completion of the Tender Offer, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation of the Merger, and each outstanding Share (other than Shares already owned by Parent and its affiliates) will be converted into the right to receive $21.00 in cash.

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as financial advisor to the Independent Directors Committee of the Board of Directors in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Parent from time to time, including having acted as co-manager of the public underwriting of $300 million aggregate principal amount of 6.75% bonds due 2028 in January 1998. Goldman, Sachs & Co. also provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Parent and of the Company for its own account and for the accounts of customers. As of the date hereof, we held a long position of 151,877 shares of common stock, par value $1.00 per share (the "Parent Shares"), of Parent, against which we held a short position of 545,523 Parent Shares, and a long position of 1,300 Shares, against which we held a short position of 200 Shares.

  In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We note that Parent indirectly owns a majority of the Shares and has expressed no interest in a business combination involving the Company other than a transaction as a purchaser of the Shares it does not currently own. Accordingly, we were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Independent Directors Committee of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $21.00 per Share in cash to be received by the holders of Shares (other than Parent and its affiliates) in the Tender Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          /s/ Goldman Sachs & Co.
                                          ---------------------------
                                          (GOLDMAN, SACHS & CO.)

                                      A-2